Equinox Fund Management LLC

February 3, 2012

VIA UPS and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attn: Ms. Cicely LaMothe

Re:	The Frontier Fund

Form 10-K

Filed March 28, 2011

File No. 000-51274

Ladies and Gentlemen:

Equinox Fund Management LLC, the managing owner (the “Managing Owner”) of The Frontier Fund, a Delaware statutory trust (the “Registrant”), hereby files, via EDGAR, its response to the Staff of the Securities and Exchange Commission’s (the “Commission”) comment letter dated December 30, 2011, relating to the Registrant’s Form 10-K filed on March 28, 2011 (File No. 000-51274). We have prepared our response with the assistance of our outside legal counsel. As requested, each response is numbered to correspond to the Commission’s comment letter. A copy of this letter is being sent to the Commission via overnight mail.

Form 10-K for the year ended December 31, 2010

General

Comment #1

We note that you have incorporated certain disclosure by reference to your prospectus. In future Exchange Act filings, please file all relevant pages from your prospectus as an exhibit to the Form 10-K in accordance with Instruction G of Form 10-K and Rule 12b-23(a)(3) of the Exchange Act. Please also supplementally provide us with copies of the relevant pages in response to this comment.

Response #1

In future filings the Registrant makes pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we will include the prospectus as an exhibit to the Form 10-K in accordance with Instruction G of Form 10-K and Rule 12b-23(a)(3) of the Exchange Act. We have also included copies of the relevant pages as Exhibit A hereto.

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Item 1. Business, page 1

Comment #2

We are not able to locate disclosure identifying the current trading advisors managing your assets. In future Exchange Act filings, please identify your trading advisors and the portion of your assets that each control as of the end of the last fiscal year and the general trading focus of such advisors. Disclose whether each program is discretionary or systematic. Specifically clarify if any of the trading advisors are not registered as a commodity pool operator or investment advisor. Also, please describe the principal terms of the agreements governing your relationship with the trading advisors. Alternatively, please tell us why the requested information is not material to your investors.

Response #2

In the Registrant’s future Exchange Act filings, we will provide the following information regarding each commodity trading advisor (“CTA”) that is deemed a major CTA in accordance with Commodity Futures Trading Commission rules: general trade focus, portion of assets allocated to the CTA, whether the trading program being traded by the CTA is discretionary or systematic, whether the CTA is registered as a commodity pool operator and/or an investment adviser, and the material terms of the advisory agreement with the CTAs.

Comment #3

We note that you may invest in OTC contracts. In future Exchange Act filings, please discuss the principal terms of such material investments or advise us why such disclosure is not necessary. Please also include a discussion of counterparty risks, including an identification of counterparties, if applicable, and the individual who makes the ultimate credit determination.

Response #3

In the Registrant’s future Exchange Act filings, we will include the following disclosure from the Registrant’s prospectus to address risks of OTC contracts and counterparties, as well as the additional disclosure included below regarding credit default swaps:

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February 3, 2012

The Trust May Enter into Swaps and Similar Transactions which May Create Risks.

Swaps are not traded on exchanges and are not subject to the same type of government regulation as exchange markets. As a result, many of the protections afforded to participants on organized exchanges and in a regulated environment are not available in connection with these transactions.

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act will affect the manner in which OTC swap transactions are traded and the credit risk associated with such trading. Any changes will likely impact the way swaps are traded and could impact the trading strategy of the trust, as well as make it more expensive to trade swaps.

There are no limitations on daily price movements in swaps. Speculative position limits are not applicable to swaps, although the counterparties to swaps may limit the size or duration of positions as a consequence of credit considerations. Participants in the swap markets are not required to make continuous markets in the swaps they trade. Participants could refuse to quote prices for swaps or quote prices with an unusually wide spread between the price at which they are prepared to buy and the price at which they are prepared to sell. In the case of any swap that references a fund or program managed by a trading advisor, certain or all of the risks disclosed in this prospectus in relation to the trading advisors also may apply, indirectly, in relation to the relevant series’ investment in such swap.

The Trading on Behalf of Each Series Will Be Margined, Which Means that Sharp Declines in Prices Could Lead to Large Losses. Because the amount of margin funds necessary to be deposited with a futures clearing broker to enter into a futures, forward contract or option position is typically about 2% to 10% of the total value of the contract, each trading advisor may take positions on behalf of a series with face values equal to several times such series’ net asset value. These low margin requirements provide a large amount of leverage. As a result of margining, even a small movement in the price of a contract can cause major losses. Any purchase or sale of a futures or forward contract or option position may result in losses that substantially exceed the amount invested. If severe short-term price declines occur, such declines could force the liquidation of open positions with large losses. Margin is

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normally monitored through the margin-to-equity ratio employed by each trading advisor. Under normal circumstances, the trading advisors will vary between a 10% to 30% margin-to-equity ratio. In addition, OTC transactions present risks in addition to those associated with exchange-traded contracts, as discussed immediately below.

OTC Transactions Are Subject to Little, if Any, Regulation and May Be Subject to the Risk of Counterparty Default.

A portion of each series’ assets may be used to trade OTC commodity interest contracts, such as forward contracts, option contracts in foreign currencies and other commodities, or swaps or spot contracts. OTC contracts are typically traded on a principal-to-principal basis through dealer markets that are dominated by major money center and investment banks and other institutions and are essentially unregulated by the CFTC. You therefore do not receive the protection of CFTC regulation or the statutory scheme of the Commodity Exchange Act in connection with this trading activity. The markets for OTC contracts rely upon the integrity of market participants in lieu of the additional regulation imposed by the CFTC on participants in the futures markets. The lack of regulation in these markets could expose a series in certain circumstances to significant losses in the event of trading abuses or financial failure by participants.

Each series also faces the risk of non-performance by the counterparties to the OTC contracts. Unlike in futures contracts, the counterparty to these contracts is generally a single bank or other financial institution, rather than a clearing organization backed by a group of financial institutions. As a result, there will be greater counterparty credit risk in these transactions. The clearing member, clearing organization or other counterparty may not be able to meet its obligations, in which case the applicable series could suffer significant losses on these contracts.

The recently enacted Dodd-Frank Act will affect the manner in which OTC swap transactions are traded and the credit risk associated with such trading. Depending upon actions taken by regulatory authorities, these changes may also affect the manner of trading of OTC foreign currency transactions. Transactions that have been entered into prior to implementation of the provisions of the Dodd-Frank Act will remain in effect. Accordingly, even after the new regulatory framework is fully implemented, the risks of

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OTC foreign exchange transactions will continue to exist with respect to transactions entered into prior to the implementation of the provisions of the Dodd-Frank Act. Additionally, any changes will likely impact the way swaps are traded and could impact the trading strategy of the trust, as well as make it more expensive to trade swaps.

The Dodd-Frank Act also requires the CFTC to adopt speculative position limits in certain commodities across futures markets, OTC transactions that perform a significant price discovery function and contracts traded on a foreign board of trade having direct market access from the U.S. that settle against the price of futures contracts traded on a U.S. market. The CFTC adopted such limitations in fall 2011. Such limits may adversely affect the profitability of the trust.

Credit Default Swaps.

A credit default swap enables an investor to buy or sell protection against a credit event with respect to an issuer, such as an issuer’s failure to make timely payments of interest or principal on its debt obligations, bankruptcy or restructuring. The terms of the instrument are generally negotiated by the trust and the swap counterparty. A credit default swap may be embedded within a structured note or other derivative instrument.

Generally, if the trust buys credit protection using a credit default swap, the trust will make fixed payments to the counterparty and if a credit event occurs with respect to the applicable issuer, the trust will deliver the issuer’s defaulted bonds underlying the swap to the swap counterparty and the counterparty will pay the trust par for the bonds. If the trust sells credit protection using a credit default swap, generally the trust will receive fixed payments from the counterparty and if a credit event occurs with respect to the applicable issuer, the trust will pay the swap counterparty par for the issuer’s defaulted bonds and the swap counterparty will deliver the bonds to the trust. Alternatively, a credit default swap may be cash settled and the buyer of protection would receive the difference between the par value and the market value of the issuer’s defaulted bonds from the seller of protection. If the credit default swap is on a basket of issuers, the notional value of the swap is reduced by the amount represented by that issuer, and the fixed payments are then made on the reduced notional value.

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Risks of Credit Default Swaps.

Credit default swaps are subject to credit risk of the underlying issuer and to counterparty credit risk. If the counterparty fails to meet its obligations, the trust may lose money. Credit default swaps are also subject to the risk that the trust will not properly assess the risk of the underlying issuer. If the trust is selling credit protection, there is a risk that a credit event will occur and that the trust will have to pay the counterparty. If the trust is buying credit protection, there is a risk that no credit event will occur and the trust will receive no benefit for the premium paid.

Comment #4

In future Exchange Act filings, your investment strategy discussion should also address how the allocation of assets among the advisors is determined, how the managing owner can modify those allocations and how it can appoint or remove an advisor. Furthermore, please disclose if you have terminated any of your trading advisors during the last fiscal year. If so, disclose the reasons and considerations for such terminations.

Response #4

In the Registrant’s future Exchange Act filings, we will include the following disclosure from the Registrant’s prospectus to address this comment:

Selection and Replacement of Trading Advisors

The managing owner is ultimately responsible for the selection, retention and termination of the trading advisors and swap reference trading programs on behalf of each series. The Bornhoft Group Corporation, pursuant to the terms of an administrative services agreement, provides recommendations to the managing owner regarding the selection, retention and termination of trading advisors and swap reference trading programs. The actual allocation among trading advisors for each series will vary based upon the relative trading performance of the trading advisors and/or reference programs, and the managing owner may otherwise vary such percentages from time to time in its sole discretion. The managing owner, in consultation with The Bornhoft Group Corporation, will adjust its allocations and rebalance the portfolio of any series among trading advisors to maintain weightings that it believes will most likely achieve capital growth within the investment guidelines of the relevant series.

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The Bornhoft Group Corporation utilizes certain quantitative and qualitative analysis in connection with the identification, evaluation and selection of the trading advisors. The Bornhoft Group Corporation’s proprietary and commercial analytical software programs and comprehensive trading advisor database provide the quantitative basis for the trading advisor selection, portfolio implementation process, and ongoing risk management, monitoring, and review.

In 1983, the principals of The Bornhoft Group Corporation began compiling its proprietary database of the leading United States and internationally based alternative investment programs. Trading advisors are monitored and performance data is entered on a daily, monthly, quarterly or bi-annual basis according to internal ranking systems.

The Bornhoft Group Corporation’s research department is continually refining ways to assimilate vast amounts of trading advisor performance data and due-diligence information. The proprietary and commercial database of alternative investment programs is always increasing. Research team members regularly interact with trading advisors throughout the due diligence and monitoring process. Only those programs that have met strict quantitative and qualitative review are considered as potential managers of client assets. Following is a summary of the quantitative and qualitative analysis:

Quantitative Analysis

The Bornhoft Group Corporation’s analytical software system applies a variety of statistical measures towards the evaluation of current and historical advisor performance data. Statistical measures include but are not limited to: (1) risk/reward analysis, (2) time window analysis, (3) risk analysis, (4) correlation analysis, (5) statistical overlays and (6) performance cycle analysis.

Qualitative Analysis

Although quantitative analysis statistically identifies the top performing trading advisors, qualitative analysis plays a major role in the trading advisor evaluation and final selection process. Each trading advisor in The Bornhoft Group Corporation’s top decile universe initially undergoes extensive qualitative review by The Bornhoft Group Corporation’s research department, as well as continual monitoring. This analysis generally includes, but is not limited to: (1) preliminary information and due diligence, (2) background review, (3) onsite due diligence, (4) extensive due diligence questionnaires and (5) written review and periodic updates. This information allows a thorough review of each trading advisor’s trading philosophy, trading systems and corporate structure.

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Multi-Manager Approach

A multi-manager approach to portfolio management provides diversification of trading advisors and access to broader global markets. Multiple trading advisors can provide diversification across trading methodologies, trading time horizons, and markets traded. Additionally, multi-manager portfolios tend to provide a greater level of professional management with ongoing risk management and review. The result can be more consistent returns with lower volatility.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Liquidity and Capital Resources, page 33

Comment #5

We note that you had redemptions in 2010. In future Exchange Act filings, please expand your disclosure to clarify the sources used to fund redemptions. Clarify how you obtain the cash needed for redemption payments and, to the extent that positions are liquidated to fund redemptions, please explain how the managing owner decides which positions to liquidate. Please also confirm if you were able to satisfy all redemption requests during the fiscal year presented.

Response #5

In the Registrant’s future Exchange Act filings, we will disclose the following information:

As a commodity pool, the Registrant has large cash positions. Such cash positions are used to pay margin for the trading of futures, forwards and options, and also to pay redemptions. Generally, the Registrant has not been forced to liquidate positions to fund redemptions. During the fiscal year ending December 31, 20XX, the Registrant was able to pay all redemptions.

Series Returns and Other Information, page 42

Comment #6

In future Exchange Act filings, please expand your period-on-period disclosure to present an allocation by investment type for your total assets at the end of the period presented. Please supplementally provide us with this information.

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February 3, 2012

Response #6

Please see the Frontier Fund’s Statements of Financial Condition beginning on page F-3, the Condensed Schedules of Investments as of December 31, 2010 beginning on page F-7, and the Condensed Schedule of Investments as of December 31, 2009 beginning on page F-10, each of which provides the type of information requested in your Comment #6.

The Statements of Financial Condition include a list of assets for each series of the Registrant, divided into categories such as “Cash and cash equivalents,” “U.S. Treasury securities, at fair value,” “Open trade equity, at fair value”, and “Swap contracts, at fair value.” Dollar amounts are provided for each category of asset as of December 31, 2010 and December 31, 2009. Additionally, please note that the schedule of investments contains the ratio of investments as a percentage of total net assets (capital).

The Condensed Schedule of Investments provides additional detail in dollars and percentages by separating the Registrant’s investments into categories by investment type including futures contracts by sector/region, long or short, options long or short, forwards, swaps and other assets. This information is provided as of December 31, 2010 and December 31, 2009.

The Registrant believes that the detailed information currently included in the Registrant’s Form 10-K and the exhibits thereto provides investors with disclosure regarding the allocation by investment type of the Registrant’s assets at the end of the period presented.

Financial Statements

General

Comment #7

Please revise your financial statements in future filings to include financial statements for the trust as a whole. In addition, please have your independent auditors revise their opinion to reference the trust as a whole in addition to each individual series. Finally, please ensure that your certifications in future filings address the trust as a whole in addition to each individual series.

Response #7

Thank you for your comment. We have reviewed the SEC’s Financial Reporting Manual and the Compliance and Disclosure Interpretations (“C&DIs”) for the Securities Act of 1933, as amended (http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm) and note that the C&DIs indicate that when a statutory trust such as the Registrant registers the offer and sale of beneficial units in multiple series, the disclosure in an Exchange Act report should be presented on a series basis, including series-level financial statements and audit opinions. Please see the full text of the relevant question

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and answer below (emphasis added). Accordingly, the Registrant believes that it is appropriate to present financial statements and the audit opinions on a series basis, rather than for the trust as a whole.

Question 104.01

Question: When a statutory trust registers the offer and sale of beneficial units in multiple series, or a limited partnership registers the offer and sale of limited partnership interests in multiple series, on a single registration statement, should each series be treated as a separate registrant?

Answer: No. Even though a series of beneficial units or limited partnership interests may represent interests in a separate or discrete set of assets – and not in the statutory trust or limited partnership as a whole – unless the series is a separate legal entity, it cannot be a co-registrant for Securities Act or Exchange Act purposes. For these types of offerings, the disclosure in the Securities Act registration statement or Exchange Act report should be presented on a series basis, including series-level (1) financial statements and audit opinions, (2) business and property descriptions, (3) risk factor disclosure, and (4) evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures. In addition, materiality determinations generally should be made at the series level. While the “Controls and Procedures” section of the periodic report (Item 9A in the 10-K and Item 4 in the 10-Q) should clarify that the scope of the evaluation and disclosure covers each series individually, as well as the registrant as a whole, the certifications required by Exchange Act Rule 13a-14(a) or 15d-14(a) may not be modified and must be made in the form required. [Apr. 24, 2009]

In addition, we refer the Commission to the correspondence between the Registrant and the Commission from August 2006 through September 2006 regarding the Registrant’s report on Form 10-K for the year ended December 31, 2005, as well as the correspondence between the Registrant and the Commission from February 2007 regarding the Registrant’s registration statement on Form S-1, which correspondence is included as Exhibit B hereto. Please see response 3 of the August 22, 2006 letter (the “August Letter”), in which the Registrant responds to the Commission’s request for an explanation of why the Registrant presented financial statements for each series in the trust rather than consolidated financial statements of the trust. Response 3 of the August Letter also provides an overview of the accounting literature that the Registrant relies on to support such presentation.

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The August Letter explains that since each series is separate and distinct from each other, and since investors are only able to purchase units in a particular series, and not in the trust as a whole, an investor evaluating an investment in the trust would need to consult the information for that particular series, including the series’ financial statements. Aggregation of the financial statements of the series into one set of financial statements for the trust would not be meaningful to current or prospective investors.

In response to the August Letter, the Commission felt that, given the fact that each series is separate and distinct from the others and has different investors and different investment strategies, each series should be viewed as a separate registrant (please see the September 28, 2006 letter). The Registrant agreed to such treatment and on February 8, 2007, the Registrant filed a pre-effective amendment to its registration statement on Form S-1 which identified each series of the trust as a co-registrant. Each series is still currently identified as a co-registrant.

Accordingly, the Registrant does not feel that consolidated financial statements for the trust as a whole should be presented. However, in accordance with the C&DI guidance cited above, the Registrant undertakes to ensure that its certifications in future filings address the trust as a whole in addition to each individual series.

Signatures

Comment #8

Please explain to us how your signature page is in conformity with General Instruction D of Form 10-K. For example only, we note that you have not included the signature of your principal financial officer and principal accounting officer or controller.

Response #8

The Registrant intends to modify its signature page in future Exchange Act filings in accordance with the Form 10-K filing instructions.

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The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (609) 447-4454, or our outside counsel, Timothy Selby of Alston & Bird LLP, at (212) 210-9494.

Sincerely,

/s/ Philip Liu
Philip Liu General Counsel

Cc:	Timothy P. Selby, Alston & Bird LLP

Matthew W. Mamak, Alston & Bird LLP

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February 3, 2012

Exhibit A

Response to Comment #1

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February 3, 2012

Exhibit B

Correspondence between the Registrant and the Commission

(Comment #7)